EXHIBIT 99.6

FEC RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders (the “Shareholders”) of FEC Resources Inc. (the “Corporation”) will be held at the offices of Gowling WLG (Canada) LLP, Suite 2300 -550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Friday, June 17, 2022, at the hour of 11:00 a.m., (Vancouver time) (the “Meeting”), for the following purposes:

1.

To receive the report of the directors of the Corporation (the “Directors”) to the shareholders and the consolidated financial statements of the Corporation together with the Auditors’ Report thereon for the financial year ended December 31, 2021;

2.	To appoint the auditors of the Corporation (the “Auditors”) for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

3.	To set the number of directors of the board of directors of the Corporation (the “Board”) at three (3);

4.	To elect the Directors for the ensuing year; and

5.	To transact such further or other business as may properly be brought before the meeting or any adjournments thereof.

CAUTION CONCERNING COVID-19 OUTBREAK

At the date of this notice (“Notice”) and the accompanying information circular (“Information Circular”) it is the intention of the Corporation to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of current coronavirus disease 2019 (“COVID-19”) outbreak. In light of the rapidly evolving public health guidelines related to COVID-19, we ask Shareholders to consider voting their shares by proxy and not attend the meeting in person. Those Shareholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada available at: https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html. We ask that Shareholders also review and follow the instructions of any regional health authorities of the Province of British Columbia, including the Vancouver Coastal Health Authority, the Fraser Health Authority and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days immediately prior to the Meeting. All Shareholders are strongly encouraged to vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Information Circular accompanying this Notice.

The Corporation reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including: (i) holding the Meeting virtually or by providing a webcast of the Meeting; (ii) hosting the Meeting solely by means of remote communication; (iii) changing the Meeting date and/or changing the means of holding the Meeting; (iv) denying access to persons who exhibit cold or flu-like symptoms, or who have, or have been in close contact with someone who has, travelled to/from outside of Canada within the 14 days immediately prior to the Meeting; and (v) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Corporation will announce any and all of these changes by way of news release, which will be filed under the Corporation’s profile on SEDAR as well as on our Corporation website at http://www.fecresources.com/. We strongly recommend you check the Corporation’s website prior to the Meeting for the most current information. IN THE EVENT OF ANY CHANGES TO THE MEETING FORMAT DUE TO THE COVID‑19 OUTBREAK, THE CORPORATION WILL NOT PREPARE OR MAIL AN AMENDED NOTICE, INFORMATION CIRCULAR OR MEETING MATERIALS.

DATED at Vancouver on May 13, 2022.

By Order of the Board Signed “Daniel Carlos”
President and Chief Executive Officer